UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 25, 2025, ERAYAK Power Solution Group Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 12,396,000 class A ordinary shares (the “Class A Ordinary Shares”) of the Company of par value of $0.0001 each (the “Shares”), at a purchase price of $0.098 per share; and (ii) pre-funded warrants to purchase up to 18,216,246 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $$0.098 to the purchase price for Shares, less the exercise price of $0.0001 per share.

The Registered Direct Offering closed on July 28, 2025. The Company received approximately $3 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for its automated warehousing system, product development and certification, sales and marketing and working capital and inventory replenishment.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the six (6) month period following the closing of the Registered Direct Offering.

The Shares, the Pre-Funded Warrants and Placement Agent Warrants, the Class A Ordinary Shares underlying the Pre-funded Warrants and the Placement Agent Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-278347) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on May 16, 2024, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated July 28, 2025 (the “Prospectus Supplement”).

On July 22, 2025, the Company entered into a letter of engagement (the “LOE”) with Craft Capital Management LLC (“Craft” or the “Placement Agent”), pursuant to which the Company engaged Craft as the exclusive placement agent in connection with the Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (6.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Registered Direct Offering in an amount not to exceed $125,000. In connection with the Offering, the Company also issued, as additional compensation, warrants (the “Placement Agent Warrants”) to Craft Capital Management LLC (the “Placement Agent”) or its designees to purchase an aggregate of up to 1,836,735 Class A Ordinary Shares, being 6% of the aggregate number of the Shares and Pre-funded Warrant Shares (such shares that are issuable from time to time upon exercise of the Placement Agent Warrants (the “Placement Agent Warrant Shares”)). The Placement Agent Warrants are exercisable immediately after issuance and from time to time, in whole or in part, at an exercise price equal to $0.1225, being 125% of the purchase price of each Share, and will expire five (5) years following the closing of the offering.

The foregoing summaries of the Purchase Agreement, the Placement Agent Warrants, and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1 4.1 and 4.2, respectively, hereto and incorporated by reference herein. Copies of the press release related to the Registered Direct Offering entitled “Erayak Power Solution Group Inc. Announces $3 Million Registered Direct Offering” and “Erayak Power Solution Group Inc. Announces Closing of $3 Million Registered Direct Offering” are furnished as Exhibit 99.1 and 99.2 hereto and are incorporated by reference herein.

Copies of the opinions of Harney Westwood & Riegels and Ortoli Rosenstadt LLP relating to the legality of the issuance and sale of the Shares and the Pre-Funded Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report is incorporated by reference into the registration statements on Form F-3 (File No. 333-278347) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Registered Direct Offering. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on April 23, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of Placement Agent Warrant
4.2	Form of Pre-Funded Warrant
5.1	Opinion of Harney Westwood & Riegels
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Form of Securities Purchase Agreement, dated July 25, 2025, by and among the Company and the purchasers thereto
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.2	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering
99.2	Press Release on Closing of the Company’s Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERAYAK Power Solution Group Inc.

By:	/s/ Lingyi Kong
Name:	Lingyi Kong
Title:	Chief Executive Officer

Date: July 28, 2025

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